Exhibit 99.1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2020	F-2

Unaudited Interim Condensed Consolidated Statements of Operations for the Six Months Ended June 30,2020	F-4

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the Six Months Ended June 30, 2020	F-5

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2020	F-6

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2020	F-7

Notes to the Unaudited Interim Condensed Financial Statements	F-9

RENESOLA LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in U.S. dollars, except number of shares)

	Note	As of December 31, 2019	As of June 30, 2020
ASSETS
Current assets:
Cash and cash equivalents	2(e)	$24,292,113	$11,283,695
Restricted cash	2(f)	405,040	781,755
Accounts receivable, net of allowances for doubtful accounts	4	13,835,019	24,270,767
Advances to suppliers	2(h)	248,130	2,725,147
Value added tax receivable	2(p)	7,508,251	5,252,411
Project assets current	2(g), 6	32,125,312	8,009,322
Prepaid expenses and other current assets, net	5	6,070,654	7,413,549
Assets held for sale	2(j), 7	18,578,626	8,630,474
Total current assets		103,063,145	68,367,120

Property, plant and equipment, net	2(i), 8	143,301,385	136,959,355
Deferred tax assets, net	2(o)	837,864	759,473
Project assets non-current	2(g), 6	6,522,539	5,826,835
Operating lease right-of-use assets	2(m)	23,990,913	22,118,119
Finance lease right-of-use assets	2(m)	24,991,789	24,114,275
Other non-current assets	4	17,236,558	19,883,938
Total assets		$319,944,193	$278,029,115

The accompanying notes are an integral part of these consolidated financial statements.

RENESOLA LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS -(Continued)

(Amounts expressed in U.S. dollars, except number of shares)

	Note	As of December 31, 2019	As of June 30, 2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$20,431,093	$6,731,832
Advances from customers		86,316	81,467
Amounts due to related parties	16	2,747,632	2,794,389
Short-term borrowings	10	35,756,951	31,458,984
Bond payable	10	2,503,621	-
Income tax payable		1,077,923	800,369
Salary payable		438,288	355,270
Operating lease liabilities current	17	452,740	481,912
Failed sale-lease back and finance lease liabilities current	10	9,579,203	10,669,505
Other current liabilities	11	27,163,335	17,810,220
Liabilities held for sale	2(j), 7	9,168,366	4,720,995
Total current liabilities		109,405,468	75,904,943

Long-term borrowings	10	3,367,061	2,994,884
Operating lease liabilities non-current	17	22,887,949	21,202,379
Failed sale-lease back and finance lease liabilities non-current	10	46,736,540	41,827,581
Total liabilities		$182,397,018	$141,929,787

Commitments and contingencies (see Note 17)

Shareholders’ equity
Common shares (600,000,000 shares; no par value, shares authorized at December 31, 2019 and June 30, 2020; 481,027,002 shares issued and 480,818,902 shares outstanding at December 31, 2019 and June 30, 2020)	12	530,208,240	530,208,240
Additional paid-in capital		9,712,935	9,891,207
Accumulated deficit		(442,345,657)	(443,654,488)
Accumulated other comprehensive loss	2(v)	(2,858,746)	(2,798,829)

ReneSola Ltd shareholders' equity		94,716,772	93,646,130
Noncontrolling interest	2(b), 15	42,830,403	42,453,198
Total shareholders' equity		137,547,175	136,099,328

Total liabilities and shareholders' equity		$319,944,193	$278,029,115

The accompanying notes are an integral part of these consolidated financial statements.

RENESOLA LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in U.S. dollars, except number of shares)

		Six months ended June 30,
,	Note	2019	2020
Net revenues:
Solar power project development	2(p), 18	$12,219,879	$34,771,785
Electricity generation revenue	2(p), 18	14,264,328	12,203,952
EPC services	2(p), 18	68,978	-
Other	2(p), 18	71,896	375,943
Total net revenues		26,625,081	47,351,680
Cost of revenues	2(p)	(15,770,389)	(38,557,501)
Gross profit	18	10,854,692	8,794,179

Operating expenses:
Sales and marketing		(100,268)	(203,447)
General and administrative		(5,050,273)	(3,832,456)
Other operating expenses	2(q)	(704,780)	(238,624)
Impairment loss of assets	2(l)	(21,722)	(1,093,116)
Total operating expenses		(5,877,043)	(5,367,643)

Income from operations		4,977,649	3,426,536

Non-operating (expenses)/income:
Interest income		234,310	392,075
Interest expense		(4,689,465)	(3,263,082)
Foreign exchange gains/(losses)		511,938	(1,565,404)
Total non-operating expenses		(3,943,217)	(4,436,411)

Income/(loss) before income tax		1,034,432	(1,009,875)
Income tax expense		(78,507)	(140,490)

Income/(loss), net of tax		955,925	(1,150,365)
Less: Net income attributed to non-controlling interests		1,207,225	158,466
Net loss attributed to ReneSola Ltd		$(251,300)	$(1,308,831)

Loss attributed to ReneSola Ltd per ADS
Basic	2(t), 14	$(0.01)	$(0.03)
Diluted	2(t), 14	$(0.01)	$(0.03)

Weighted average number of ADS used in computing loss per ADS*
Basic		38,081,890	48,081,890
Diluted		38,081,890	48,081,890

*Each American depositary shares (ADS) represents 10 common shares

The accompanying notes are an integral part of these consolidated financial statements

RENESOLA LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in U.S. dollars)

		Six months ended June 30,
	Note	2019	2020
Net income/(loss)		$955,925	$(1,150,365)
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustment		781,211	(393,939)
Other comprehensive income/(loss)		781,211	(393,939)
Comprehensive income/(loss)	2(v)	1,737,136	(1,544,304)
Less: Comprehensive income/(loss) attributed to noncontrolling interests		240,850	(295,390)
Comprehensive income/(loss) attributed to ReneSola Ltd		$1,496,286	$(1,248,914)

The accompanying notes are an integral part of these consolidated financial statements

RENESOLA LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount expressed in U.S. dollars, except number of shares)

	Common shares		Treasury stock		Additional		Accumulated other	Equity
	Number of Shares Issued	Amount	Number of Shares	Amount	paid-in capital	Accumulated deficit	comprehensive income/(loss)	attributable to ReneSola Ltd	Noncontrolling interest	Total Equity
Balance at January 1, 2020	481,027,002	$530,208,240	-	$-	$9,712,935	$(442,345,657)	$(2,858,746)	$94,716,772	$42,830,403	$137,547,175

Net income/(loss)	-	-	-	-	-	(1,308,831)	-	(1,308,831)	158,466	(1,150,365)
Priority return to non-controlling interests	-	-	-	-	-	-	-	-	(81,815)	(81,815)
Other comprehensive income, net of tax	-	-	-	-	-	-	59,917	59,917	(453,856)	(393,939)
Share-based compensation	-	-	-	-	178,272	-	-	178,272	-	178,272

Balance at June 30, 2020	481,027,002	$530,208,240	-	$-	$9,891,207	$(443,654,488)	$(2,798,829)	$93,646,130	$42,453,198	$136,099,328

	Common shares		Treasury stock		Additional		Accumulated other	Equity
	Number of Shares Issued	Amount	Number of Shares	Amount	paid-in capital	Accumulated deficit	comprehensive income/(loss)	attributable to ReneSola Ltd	Noncontrolling interest	Total Equity
Balance at January 1, 2019	381,027,002	$519,313,350	-	$-	$9,364,019	$(433,514,434)	$(4,493,312)	$90,669,623	$33,995,782	$124,665,405

Net income/(loss)	-	-	-	-	-	(251,300)	-	(251,300)	1,207,225	955,925
Capital injection from non-controlling interests	-	-	-	-	-	-	-	-	2,108,420	2,108,420
Other comprehensive income, net of tax	-	-	-	-	-	-	1,747,586	1,747,586	(966,375)	781,211
Share-based compensation	-	-	-	-	232,008	-	-	232,008	-	232,008

Balance at June 30, 2019	381,027,002	$519,313,350	-	$-	$9,596,027	$(433,765,734)	$(2,745,726)	$92,397,917	$36,345,052	$128,742,969

The accompanying notes are an integral part of these consolidated financial statements

RENESOLA LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in U.S. dollars)

	Six months ended June 30,
	2019	2020
Operating activities:
Net income/(loss)	$955,925	$(1,150,365)
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation	3,166,425	3,559,927
Allowances for doubtful accounts	4,483	(15,161)
Share-based compensation	232,008	178,272
Deferred tax provision	(542,771)	61,128
Impairment loss of assets	-	1,093,116
Loss on disposal of property, plant and equipment	1,260,872	220,147
Gains on disposal of property, plant and equipment	(269,589)	-
Changes in working capital, excluding impact of dispositions:
Accounts receivable	(5,413,292)	(11,013,933)
Asset held for sale	-	298,364
Advances to suppliers	195,024	(2,405,598)
Value added tax recoverable	2,769,079	2,086,324
Prepaid expenses and other current assets	5,903,298	(1,598,482)
Project assets	(11,401,192)	22,127,622
Other non-current assets	2,017,844	(2,925,723)
Accounts payable	(1,320,491)	(12,754,588)
Advances from customers	(78,715)	(3,985)
Amounts due to related parties	(4,045,909)	(330,378)
Other current liabilities	950,699	(1,240,993)
Liability held for sale	-	(363,125)
Income tax payable	331,322	(246,905)
Salary payable	407,994	(83,018)
Net cash used in operating activities	$(4,876,986)	$(4,507,354)

RENESOLA LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS-(Continued)

(Amounts expressed in U.S. dollars)

	Six months ended June 30,
	2019	2020
Investing activities:
Purchase of property, plant and equipment	$(6,920,462)	$(552,408)
Proceeds from disposal of property, plant and equipment	3,222,959	704,687
Repayment of lending by related parties	-	1,177,566
Net cash provided by/(used in) investing activities	(3,697,503)	1,329,845
Financing activities:
Proceeds from banks and other third party borrowings	14,007,644	6,029,914
Repayment of banks and other third party borrowings	(8,543,027)	(9,500,020)
Contribution from non-controlling interest holders of subsidiaries	2,108,418	-
Proceeds from bonds	13,047,782	-
Repayment of bonds	-	(2,457,910)
Borrowings from related parties	406,116	12,788
Repayment of borrowings from related parties	(5,078,277)	(1,262,366)
Repayment of finance lease obligations	(2,945,023)	(828,428)
Proceeds from failed sale-lease back agreements	2,841,658	-
Repayment of failed sale-lease back financing	(4,006,758)	(2,771,636)
Net cash provided by/(used in) financing activities	11,838,533	(10,777,658)
Effect of exchange rate changes	(300,844)	1,359,344
Net increase/(decrease) in cash and cash equivalents and restricted cash	2,963,200	(12,595,823)
Cash and cash equivalents and restricted cash, beginning of the period	9,026,044	24,697,153
Less: Cash and cash equivalents and restricted cash reclassified as assets held for sale	-	35,880
Cash and cash equivalents and restricted cash, end of the period	$11,989,244	$12,065,450

RENESOLA LTD

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

ReneSola Ltd was incorporated in the British Virgin Island on March 17, 2006. On January 29, 2008, the ReneSola Ltd and its subsidiaries (collectively, the “Company”) became listed on the New York Stock Exchange (“NYSE”) in the United States. The Company was principally engaged in the manufacture and sale of solar power products including virgin polysilicon, monocrystalline and multi crystalline solar wafers and photovoltaic (“PV”) cells and modules. From 2012, the Company began entering into arrangements to develop commercial solar power projects, or project assets, which consists primarily of solar power project development, and Engineering, Procurement and Construction (“EPC”) services. On September 29, 2017, the Company announced that it completed restructuring to dispose of its manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business to a related party to help the Company transform its business model to focus on its solar power project business. After the completion of business restructuring in September 2017, the Company has become a solar project developer and operator, a pure solar downstream player with robust pipeline projects around the world. The Company develops and sells solar power projects or sells project SPVs (project development business), and own and operate solar power projects and sell the electricity generated by the operated solar power plants (IPP business).

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below. The interim financial data as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

(b) Basis of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of ReneSola Ltd and its subsidiaries. All inter-company transactions, balances and unrealized profits and losses have been eliminated on consolidation.

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated statements of operations and comprehensive income (loss) includes the net income (loss) attributable to non-controlling interests when applicable. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows, when applicable.

(c) Fair value measurement

The Company estimates fair value of financial assets and liabilities as the price that would be received from the sales of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. See Note 9, “Fair Value Measurements,” for further details.

(d) Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could materially differ from these estimates. Significant accounting estimates are susceptible to changes with the acquisition of the information, which include revenue recognition for sales of solar power projects, inputs used to recognize revenue over time, EPC warranties, allowances for doubtful accounts, valuation of deferred tax assets, and recoverability of the carrying value of long-lived assets and project assets.

(e) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and held with banks, including demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(f) Restricted Cash

Restricted cash consists of cash and cash equivalents held by various banks to secure certain of our letters of credit and other deposits designated for the payment of amounts related to loan interest. Restricted cash also includes cash and cash equivalents held in frozen bank accounts due to judicial property preservations.

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within our unaudited interim condensed consolidated balance sheets as follows:

	December 31, 2019	June 30, 2020
Cash and cash equivalents	$24,292,113	$11,283,695
Restricted cash	405,040	781,755
Total cash, cash equivalents, and restricted cash	$24,697,153	$12,065,450

(g) Project assets

In 2012, the Company began entering into arrangements to develop commercial solar power projects (“project assets”) for sale upon their completion. Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to entering into a definitive sales agreement for the solar power project. These costs include certain acquisition costs, land costs and costs for developing and constructing a solar power project. Development costs can include legal, consulting, permitting, and other similar costs. Construction costs can include execution of field construction, installation of solar equipment, and solar modules and related equipment. Interest costs incurred on debt during the construction phase are also capitalized within project assets. The Company does not depreciate the project assets when they are considered held for sale. Any revenue generated from a solar power project connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. In addition, the Company presents all expenditures related to the development and construction of project assets as a component of cash flows from operating activities.

During the development phase, these project assets are accounted for in accordance with the recognition, initial measurement and subsequent measurement subtopics of ASC 970-360, as they are considered in substance real estate. While the solar power projects are in the development phase, they are generally classified as non-current assets, unless it is anticipated that construction will be completed, and sale will occur within one year.

The Company capitalizes the costs related to solar power projects in various stages of development prior to entering into a definitive sales agreement for the solar power project and classifies these costs as project assets on the consolidated balance sheets when the criteria in ASC 360-10-45-9 are met. If not met, the Company reclassifies them to property, plant and equipment, unless the delay in the period required to complete the sale is caused by events or circumstances beyond the Company’s control.

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Company considers a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets and the estimated costs to complete. The Company examines a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company impairs the respective project assets and adjusts the carrying value to the estimated recoverable amount, with the resulting impairment recorded within operations.

(h) Advances to suppliers

In order to secure a stable supply of construction materials, the Company makes advance payments to suppliers for raw material supplies which are offset against future deliveries. Advances to suppliers for purchases expected within twelve months as of each balance sheet date are recorded as advances to suppliers in current assets and those associated with purchases expected over longer periods of time are recorded in non-current advances to suppliers. As of December 31, 2019 and June 30, 2020, advances to suppliers in current assets were $248,130 and $2,725,147, respectively, and non-current advances to suppliers for construction materials supplies were nil. The Company does not require collateral or other security against its advances to suppliers. As a result, the Company’s claims for such prepayments are unsecured, which exposes the Company to the suppliers’ credit risk. The Company performs ongoing credit evaluations of the financial condition of its material suppliers.

(i) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Plant and machinery	3-5 years
Motor vehicles	4-5 years
Office equipment	3-5 years
Power stations	25 years

Estimated useful life of land is infinite and no depreciation is provided.

Construction in progress represents mainly the construction of solar power projects the Company will own and operate for electricity generation. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

(j) Assets and liabilities held-for-sale

Assets and asset disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when management has committed to a plan of sale and the sale is highly probable, the assets are available for immediate sale in their present condition and they are expected to qualify for recognition as a completed sale within one year from the date of classification. Assets and liabilities classified as held for sale are measured at lower of their carrying amount or fair value less costs to sell.

Long-lived assets to be sold are classified as held for sale considering the recognition criteria in ASC 360-10-45-9 in which all of the following criteria are met:

●	Management, having the authority to approve the action, commits to a plan to sell the asset,

●	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;

●	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated;

●	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year;

●	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

●	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

(k) Interest capitalization

The Company capitalizes interest costs as part of the costs of constructing certain assets during the period of time required to get the assets ready for their intended use. The Company capitalizes interest to the extent that expenditures to construct an asset have occurred and interest costs have been incurred. The interest capitalized for project assets forms part of the cost of revenues when such project assets are sold, and all revenue recognition criteria are met. Interest is capitalized for solar power projects that are classified as property, plant and equipment and built for the Company to own and operate for electricity generation before the projects are completed and put into operation. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use.

(l) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. The Company assesses recoverability of the long-lived assets by comparing the carrying amount of the assets to the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The Company recognizes an impairment loss in the event the carrying amount exceeds the estimated future undiscounted cash flows attributable to such assets, measured as the difference between the carrying amount of the assets and the fair value of the impaired assets.

The impairment losses of long-lived assets for the year six months ended June 30, 2019 and 2020 was $21,722 and $1,093,116, respectively. The impairment losses in six months ended June 2020 represented impairment losses from project assets non-current of $911,521 and $181,595 represented impairment losses from asset and liabilities held for sale. The impairment losses of project assets non-current represented the solar power projects in Thailand which do not have future associated benefits to the Company. The impairment losses of asset and liabilities held for sale represented the difference between the carrying amount and fair value less cost to sell as a result of committed sale plans of solar power plants originally owned and operated by the Company for electricity generation.

 (m) Leases

Leases are classified as finance or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a finance lease. At inception, a finance lease is recorded at the lower of the present value of minimum lease payments or the fair value of the asset. Assets under finance leases are amortized on a basis consistent with that of similar useful life of fixed assets or the end of lease term, whichever is earlier. If the lease transfers ownership or contains an option to purchase the asset that the lessee is reasonably certain to exercise, the finance leases should be amortized over the useful life of the asset.

At the inception of each lease arrangement, the Company determines if the arrangement is a lease or contains an embedded lease and reviews the facts and circumstances of the arrangement to classify lease assets as operating or finance leases under ASU 2016-02, Leases (Topic 842). The Company has elected not to record any leases with terms of 12 months or less on the consolidated balance sheets.

Balances related to operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities current and operating lease liabilities non-current on the consolidated balance sheets. Finance leases represent a small portion of the active lease agreements and are included in finance lease ROU assets, finance lease liabilities current and non-current on the consolidated balance sheets. The ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation of the Company to make minimum lease payments arising from the lease for the duration of the lease term.

To determine the present value of future minimum lease payments, the Company use the implicit rate when readily determinable. Presently, because many of the leases do not provide an implicit rate, the Company applies its incremental borrowings rate based on the information available at the lease commencement date to determine the present value of minimum lease payment. The operating and finance lease ROU assets include any lease payment made and exclude lease incentives.

For a sale-leaseback transaction, when the transaction involves real estate or integral equipment, sale-leaseback accounting shall be used by a seller-lessee only if the transaction includes all of the following a) normal leaseback; b) payment terms and provisions that adequately demonstrate the buyer-lessor’s initial and continuing investment in the property; and c) payment terms and provisions that transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the seller-lessee.

Equipment is determined to be integral when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds 10% of the fair value of the equipment at the time of original installation.

If a sale-leaseback of real estate qualifies for sale-leaseback accounting, an analysis is performed to determine if the Company can record a sale and remove the assets from the balance sheet and recognize the lease; and if so, to determine whether to record the lease as either an operating or finance lease.

If a sale-leaseback transaction does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback, it is accounted for as a financing arrangement.

(n) Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but the amount cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(o) Income taxes

Income tax expense for the interim consolidated financial statements is determined using an estimate of the Company’s annual effective tax rate, which is based upon the applicable tax rates and tax laws of the countries in which the income is generated. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

(p) Revenue recognition

Solar power project development

a) Sale of project assets constructed by a third-party EPC contractor

The Company recognizes revenue for sales of project assets constructed by a third-party EPC contractor over time as the Company’s performance creates an energy generation asset that is owned by the customer as it is being constructed and the customer can direct all activities related to the work in progress. Furthermore, the sale of a project asset when combined with EPC services represents a single performance obligation for the development and construction of a single generation asset. The Company recognizes revenue over time for construction contracts which recognize revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Under this business model, the EPC services are provided by a third-party service provider. In accordance with the terms and conditions of the EPC contract, the Company has the ability to direct a third party to ensure that the EPC services to the customer are performed therefore the Company acts as the principal in this arrangement and both the revenue and cost amounts paid to the EPC contractor are recognized on a gross basis.

b) Sale of project assets constructed by the Company’s own EPC team

Under this business model, the Company sells power projects after they have been completed or are near completion. The Company conducts the construction of the power plant and completes or nearly completes the project before it identifies a customer. When a customer is identified, the Company enters into two agreements through signing: Sale and Purchase Agreement (“SPA”) and Operations and Maintenance (“O&M”) Services Contract, which are generally signed on the same date. Such arrangements consist of two performance obligations: sale of solar project and O&M services.

For sale of a solar project, the Company recognizes revenue at a point in time once control of project company is transferred to the customer as the Company has no remaining performance obligation once the control is transferred upon closing of the sale. For O&M services, the Company recognizes revenue over time, ratably over the service period, as this performance enhances an energy generation asset controlled by the customer.

For sales agreements that have energy generation performance guarantees covering a certain timeframe or the availability guarantee in the O&M contract, if there is an underperformance event, the Company may incur liquidated damages as a percentage of the EPC contract price or as a percentage of O&M fees. Such performance guarantees represent a form of variable consideration and are estimated at contract inception at their most likely amount and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

c) Sale of project asset rights

The Company sells the project rights to customers through the disposal of project companies holding the relevant permits. For these transactions, the project companies could either own the land or lease the land under the lease term that could cover the entire power plant’s life. In these transactions, the Company is also responsible for locating the electricity end subscribers on the customer’s behalf for a certain percentage of the entire contact consideration. Such arrangements consist of two performance obligations: sale of project rights and sourcing of end subscribers.

The Company recognizes revenue for sale of project rights at a point in time once control of project rights is transferred to customer as the Company has no further obligations related to the project rights. The Company recognizes revenue for sourcing of end subscribers over time as the Company has an ongoing obligation during a certain period to source end subscribers. A portion of the sales price consideration is variable on the percentage of end subscribers sourced for the project. The Company estimates the amount that most likely overcomes the constraint on variable consideration to include in the transaction price based on the historical subscription rates achieved.

EPC Services

The Company provides EPC services under the EPC contracts, under which the Company provides one distinct performance obligation – design and build the power plant on customer’s site per customer’s request.

The Company recognizes revenue for EPC services over time as the Company’s performance creates or enhances an energy generation asset controlled by the customer. In recognizing revenue over time, the Company follows the costs incurred method and uses the actual costs incurred relative to the total estimated costs (including module costs) in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. Costs incurred include direct materials, solar modules, labor, subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies.

The over time revenue recognition requires the Company to make estimates of net contract revenues and costs to complete the projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete the projects, including materials, labor, contingencies, and other system costs.

Although the EPC contract usually clearly states a fixed unit price and the estimated total contract amount, the total contract amount is subject to variable consideration due to the difference between actual grid-connection capacity and estimated grid-connection capacity. The Company makes a reasonable estimation of grid-connection capacity, which represents a form of variable consideration. The variable consideration is estimated at the contact inception at the best estimate based on relevant experience and historical data and updated at the end of each reporting period as additional performance data becomes available and only to the extent that it is probably that a significant reversal of any revenue will not occur.

If estimated total costs on any contract are greater than the net contract revenues, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of the revisions to estimates related to net contract revenues and costs to complete contracts, including penalties, claims, change orders, performance incentives, anticipated losses, and others are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.

The Company bills the customer based on progress billing terms in the contract. Accounts receivable from EPC services (unbilled) represents revenue that has been recognized in advance of billing the customer, which is common for long-term construction contracts. The Company typically recognizes revenue from contracts for the construction and sale of PV solar power systems over time using cost based input methods, which recognizes revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract. Accordingly, revenue could be recognized in advance of billing the customer, resulting in an amount recorded to “Accounts receivable from EPC services (unbilled)” as disclosed in Note 4. Once the Company has an unconditional right to consideration under a construction contract, the Company typically bills the customer accordingly and reclassifies the “Accounts receivable from EPC services (unbilled)” to “Accounts receivable from EPC services (billed).” Billing requirements vary by contract but are generally structured around the completion of certain construction milestones. Certain of the EPC contracts for PV solar power systems contain retainage provisions. Retainage represents contract costs for the portion of the contract price earned for work performed but held for payment by the customer as a form of security until a certain defined timeframe has been reached. The Company considers whether collectability of such retainage is reasonably assured in connection with our overall assessment of the collectability of amounts due or that will become due under the EPC contracts. Retainage included within “Accounts receivable from EPC services (unbilled)” is expected to be billed and collected within the next 12 months. After the Company has satisfied the EPC contract requirements and has an unconditional right to consideration, the retainage is billed and reclassified to “Accounts receivable from EPC services (billed).” Refer to Note 4 for detail breakdown of the “Accounts receivable from EPC services (unbilled)” and “Accounts receivable from EPC services (billed)” amounts.

For EPC services, the Company provides a limited assurance only warranty for the modules, materials and construction part of the power plants. Although the Company subcontracts the construction to third party developers and purchase the raw materials and modules from third party suppliers, the Company is the primary obligor for the limited warranties such as solar module product warranty for a period of five to ten years, warranties for defects in engineering design, installation, workmanship for a period of one to two years and recorded as a liability in the Consolidated Balance Sheets. Nevertheless, the Company has a legally enforceable right to recover these warranties from the subcontractor and suppliers as these parties have contracted with the Company to assume these warranty obligations, and that the Company will also record receivables in the Consolidated Balance Sheets for expected reimbursement in amounts that the Company believe are probable. The EPC warranty expenses and expected recovery amounts related to warranties are recorded net of expense in the Consolidated Statement of Operations on the basis that the amounts provided by the subcontractor and suppliers are a reimbursement of our costs. As of December 31, 2019 and June 30, 2020, the liabilities and the related receivables are not material. The related expenses for the six months ended December 31, 2019 and June 30, 2020 are not material.

Electricity generation revenue

The Company recognizes electricity generation revenue generated from power plants owned and operated by the Company over time as the customer receives and consumes the benefits as the Company performs. In recognizing revenue overtime, the Company follows the output method and uses the actual electricity supplied in order to determine the progress towards completion and calculate the corresponding amount of revenue and profit to recognize. The electricity generation records are reconciled with the power grid companies and the price of electricity is based on a fixed unit price according to the power purchase arrangement with the power grid companies. The Company is entitled to the feed-in tariff(s) (FIT) that the government guaranteed and subsidized electricity sale price at which solar power projects can produce green energy. The Company recognizes the feed-in tariff(s) (FIT) as part of the electricity generation revenue when the entitlement to receipt of such feed-in tariff(s) (FIT) is fulfilled. Accounts receivable from such feed-in-tariff(s) (FIT) is expected to be collected beyond 12 months, which are discounted at an effective interest rate and recorded as non-current asset.

Revenue from green certificates

The Company receives green energy certificates based on electricity generated from the power plants in a Romanian subsidiary. The Company sells these certificates to buyers who can then meet the mandatory government quota per year for green energy produced. The Company believes that these green certificates are a government incentive and the sale of green energy certificates does not fall into derivative and lease accounting scope. The Company recognizes revenue for the sale at a point in time once the control of green certificates has been transferred to the buyers according to the green certificate purchase arrangement. The consideration of selling green certificates sold is fixed as stated in the purchase arrangement.

For the six month ended June 30, 2019,and 2020, revenue from green certificates were $525,750, and $1,909,368, respectively, and is included in electricity generation revenue.

Value added tax (“VAT”)

Value added tax (“VAT”) at differentiated rates on invoice amount is collected on behalf of the tax authorities in respect of the different types of revenues and is not recorded as revenue. VAT paid for purchases, net of VAT collected from customers, is recorded as an asset.

(q) Other operating expenses

Other operating expenses primarily consists of discount charges of long-term receivables, compensation expenses, and disposal loss of property, plant and equipment.

(r) Foreign currency

The functional currency of ReneSola Ltd is the United States Dollar (“U.S. dollar”). The functional currency of ReneSola’s subsidiaries in the People’s Republic of China (“PRC”) is Renminbi (“RMB”). The functional currency of the overseas subsidiaries normally is the local currency in the country where the subsidiary is domiciled.

Foreign currency transactions have been translated into the functional currency at the exchange rates prevailing on the date of transactions. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at exchange rates prevailing on the balance sheet date. Exchange gains and losses have been included in the determination of net income.

The Company has chosen the U.S. dollar as its reporting currency. Assets and liabilities have been translated using exchange rates prevailing on the balance sheet date. Income statement items have been translated using the weighted average exchange rate for the year. Translation adjustments have been reported as a component of other comprehensive income in the consolidated statement of comprehensive income/(loss).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB31,047,475 ($4,459,690) and RMB24,255,082 ($3,433,089) as of December 31, 2019 and June 30, 2020, respectively.

(s) Fair value of financial instruments

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value maximize the use of observable inputs.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income or loss. See Note 9, “Fair Value Measurements,” for further details.

(t) Earnings (loss) per ADS

Basic earnings (loss) per ADS is computed by dividing income (loss) attributable to holders of ADS by the weighted average number of ADS outstanding during the year. Diluted earnings (loss) per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.

(u) Share-based compensation

The Company recognizes expenses for services received in exchange for awards of equity instruments based on the grant-date fair value of the award as determined by the Black-Scholes option pricing model, net of estimated forfeitures. The estimated compensation cost is recognized ratably over the period the grantee is required to provide services per the conditions of the award.

For stock option modifications, the Company measures the incremental compensation cost which should be measured as the excess, if any, of the fair value of the modified award determined over the fair value of the original award immediately before its terms are modified, which is measured based on the share price and other pertinent factors at that date.

See Note 13, “Share Based Compensation”, for further details.

(v) Comprehensive income (loss)

Comprehensive income (loss) is the change in equity during a period from transactions and other events and circumstances from non-shareholder sources and included net income (loss) and foreign currency translation adjustments. As of December 31, 2019 and June 30, 2020, accumulated other comprehensive loss is composed of foreign currency translation adjustments.

(w) Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, advances to suppliers and other receivables. The Company places its cash and cash equivalents with reputable financial institutions. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts mainly based on the age of receivables and factors surrounding the credit risk of specific customers.

(x) Recently adopted accounting pronouncements

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. The Company adopted this ASC Topic 326 and the Company does not expect have a significant impact on unaudited interim condensed consolidated financial statements.

The Company’s trade receivable, receivables of installment payments, deposits and other receivables are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances.

(y) Recently issued accounting pronouncements

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact.

4. ACCOUNTS RECEIVABLE, NET

	December 31, 2019	June 30, 2020
Accounts receivable
– from EPC services (billed)	$2,753,277	$2,732,517
– from EPC services (unbilled)	456,900	450,220
– from solar power project assets (1)	8,971,464	17,851,585
– from electricity generation revenue (2)	3,562,181	5,102,367
Total accounts receivable	15,743,822	26,136,689
Allowance for doubtful accounts	(1,908,803)	(1,865,922)
Accounts receivable, net	$13,835,019	$24,270,767

(1)	Accounts receivable from solar power project assets primarily consists of solar power project sold to the Europe and United States based customers.

(2)	Accounts receivable from electricity generation revenue were mainly due from the state grid companies. The amounts included the portion of feed-in tariff(s) (FIT) for the electricity sold to the state grid companies in the PRC in which the relevant on-grid solar power stations are still pending for registration to the Renewable Energy Subsidy Catalog, which the Company has submitted the application for its solar power stations started operation before July 2017 to be registered on the Catalog in early 2020. The Company expects that a certain part of the feed-in tariff(s) (FIT) receivables will be recovered after twelve months from the reporting date, which are discounted at an effective interest rate. As of June 30, 2020, there are $19,652,785 of feed-in tariff(s) (FIT) receivables has been classified as non-current.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

The Company establishes an allowance for doubtful accounts primarily based upon the collectability of the receivables in light of historical trends and adverse situations that may affect customers’ ability to pay. After appropriate collection efforts are exhausted, specific accounts receivable deemed to be uncollectible would be charged against the allowance in the period they are deemed uncollectible.

As of December 31, 2019 and June 30, 2020, the Company had an allowance for doubtful accounts of $1,908,803 and $1,865,922 from EPC services receivable respectively.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2019	June 30, 2020
Refundable deposits (1)	$4,124,928	$4,588,154
EPC Warranty reimbursement receivables	183,941	181,314
Others	2,491,414	3,246,279
Total prepaid expenses and other current assets	6,800,283	8,015,747
Allowance for doubtful accounts (2)	(729,629)	(602,198)
Total prepaid expenses and other current assets	$6,070,654	$7,413,549

(1)	Refundable deposits mainly represented refundable deposits for the bidding of project asset construction rights and rooftop leases.

(2)	Allowances for doubtful accounts mainly represented compensation sum receivable from Canada authority on closure of certain Canada project which the Company deemed the compensation sum would not be recoverable in full.

6. PROJECT ASSETS

Project assets consisted of the following as of December 31, 2019 and June 30, 2020, respectively:

	December 31, 2019	June 30, 2020
Project assets - Module cost	$4,616,399	$710,812
Project assets - Development and construction cost	32,112,215	12,488,087
Project assets - Others	1,919,237	637,258
Total project assets	38,647,851	13,836,157

Current portion	32,125,312	8,009,322
Non-current portion	6,522,539	5,826,835

7. ASSETS HELD FOR SALE AND LIABILITIES HELD FOR SALE

On December 25, 2019, a subsidiary of the Company has entered into a proposed acquisition agreement with Jiangxi Tongli Risheng New Energy Technology Co., Ltd (the “Buyer”) for sale of the Company’s solar power plant subsidiaries in China under electricity generation revenue segment. The associated assets and liabilities of the solar power plant subsidiaries were consequently presented as held for sale in the consolidated balance sheet. This transaction is expected to be consummated within one year from the Company’s consolidated balance sheet date.

	December 31, 2019	June 30, 2020
Assets classified as held for sale
Cash and cash equivalents	$427,299	$342,927
Accounts receivable, net	2,636,581	1,094,420
Value added tax recoverable	747,646	79,425
Prepaid expenses and other current assets	1,593,391	760,683
Property, plant and equipment, net	13,290,761	6,331,776
Operating lease right-of-use asset	1,230,574	378,370
Impairment of assets (1)	(1,347,626)	(357,127)

Total assets classified as held for sale	18,578,626	8,630,474

Liabilities classified as held for sale
Accounts payable	58,525	72,250
Operating lease liabilities	1,229,918	378,370
Failed sales leased back and finance lease liability	7,879,923	4,270,375

Total liabilities classified as held for sale	$9,168,366	$4,720,995

(1)	As a result of the acquisition agreement, the Company reassessed the net assets on the solar power plant to the lower of carrying amount or fair value less cost to sell. As of December 31, 2019 and June 30, 2020, the impairment loss of $1,347,626 and $357,127 has been applied to reduce the carrying amount of assets classified as held for sale.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net:

	December 31, 2019	June 30, 2020
Land	$282,000	$275,000
Plant and machinery	776,752	765,403
Motor vehicles	181,387	178,726
Office equipment	136,857	210,691
Power stations	159,257,486	155,504,581
Subtotal	160,634,482	156,934,401
Less: Accumulated depreciation	(17,333,097)	(19,975,046)
Property, plant and equipment, net	$143,301,385	$136,959,355

Construction in progress mainly represents new solar power projects for self-electricity generation in China.

All power stations were self-constructed for electricity generation purpose.

The Company recorded depreciation expenses of $3,166,425 and $3,559,927 for the six months ended June 30, 2019 and 2020, respectively.

9. FAIR VALUE MEASUREMENTS

The Company adopted ASC 820, “Fair Value Measurements and Disclosures”, which provides a framework for measuring fair value under U.S. GAAP, and expanded disclosure requirements about assets and liabilities measured at fair value. The Company utilizes a hierarchy for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

•	Level 1-Observable unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2-Observable inputs other than quoted prices in active markets for identical assets or liabilities, for which all significant inputs are observable, either directly or indirectly.

•	Level 3-Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Recurring basis

As of December 31, 2019 and June 30, 2020, there are no assets and liabilities measured on the Company’s consolidated balance sheet at fair value on a recurring basis subsequent to initial recognition.

Non-recurring basis

The carrying amount of long-term borrowing and liabilities approximates their fair value as the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

10. BORROWINGS AND OTHER FINANCING ARRANGEMENTS

a) Borrowings from banks and other third parties

The Company’s borrowings from banks and other third parties consist of the following:

	December 31, 2019	June 30, 2020
Short-term	$7,173,571	$5,552,552
Long-term, current portion	28,583,380	25,906,432
Subtotal	35,756,951	31,458,984
Bond payable	2,503,621	-
Long-term	3,367,061	2,994,884
Total borrowings from bank and other third parties	$41,627,633	$34,453,868

i) Short-term borrowings

As of December 31, 2019 and June 30, 2020, short-term borrowings of $7,173,571 and $5,552,552 were jointly guaranteed by the Company and its subsidiaries.

Interest rates are fixed for the short-term borrowings as of December 31, 2019 and June 30, 2020. The weighted average interest rate of short term loans as of December 31, 2019 and June 30, 2020 were 5.52% and 4.80%. The borrowings are repayable within one year.

ii) Long-term borrowings

Long-term borrowings consists of the Company’s loans in Korea totaling of Korean Won 30.7 billion ($25.6 million) with a maturity date on March 2021 and loans obtained from United Kingdom totaling of £2.7 million ($3.3 million) of which £0.23 million ($0.28 million) are repayable within one year time.

Interest rates are fixed for the long-term bank loans. The weighted average interest rate of long-term borrowings was 4.57% as of December 31, 2019 and June 30, 2020.

All principal of the long-term bank loans should be repaid by 2025 and after as illustrated in the table below:

2021	$25,906,432
2022	326,073
2023	341,142
2024	356,597
2025 and after	$1,971,072

 b) Financing associated with failed sale-lease back transactions

In 2018 and 2019, the Company (the “seller-lessee”) sold self-built solar projects (“leased assets”) to different domestic financial leasing companies (the “buyer-lessors”) and simultaneously entered into the contracts to lease back the leased assets from the buyer-lessors for 5 to 10 years. These arrangements are guaranteed by other subsidiaries of the Company and also pledged by the shares and rights for the future power generation income of the seller-lessee. Pursuant to the terms of the agreements, the seller-lessee is required to make lease payments to the buyer-lessors over the lease period and is entitled to obtain ownership of the equipment at a nominal price upon the expiration of the lease.

As the leased assets are considered integral with real estate under ASC 360, the sale-leaseback rules related to real estate are applied. The lease transactions do not qualify as a sale-leaseback transaction as these solar projects are initially invested and built up by the seller-lessee with expected useful life of 25 years, and are continuingly maintained by the seller-lessee. The seller-lessee has an obligation to repurchase the leased assets upon the expiry of the lease. In addition, after the lease period, the seller-lessee will keep using the assets and has no plans to sell or for early-disposal.

Accordingly, these transactions are accounted for as financing transactions in accordance with ASC 840. Internal rate of return is used in the computation of interest cost. The assets remain in the property, plant and equipment (“PPE”) and continue to be depreciated.

As of December 31, 2019 and June 30, 2020, the Company recorded $30,036,724 and $26,954,891 under failed sale and lease back liabilities as non-current portion $5,512,507 and $5,482,639 as the current portion, which represents principal to be paid in the next year. The weighted average effective interest rate of the financing was 7.13% and 7.17%. These failed sale-leaseback financings were collateralized by the underlying assets of the solar projects.

c) Finance lease

In 2018 and 2019, the Company leased module, inverter and other materials from different domestic financial leasing companies. Pursuant to the terms of the contracts, the Company is required to make lease payments to the finance lease companies and is entitled to obtain the ownership of this machinery and equipment at a nominal price upon the expiration of the lease. These arrangements are guaranteed by other subsidiaries of the Company and also pledged by the shares and rights for the future power generation income of the leased assets. The lease is classified as finance lease. As of December 31, 2019 and June 30, 2020, the assets related to these finance lease contract acquired is $30,984,311 and $30,523,542 and is included in finance lease right-of-use assets that is being depreciated over lives of 25 years. The payable related to these contract is $20,766,512 and $20,059,556 respectively.

As of December 31, 2019 and June 30, 2020, the net values of the leased assets acquired are:

	December 31, 2019	June 30, 2020
Modules, inverters, and other	$30,984,311	$30,523,542

As of June 30, 2020, future minimum payments required under the finance lease are:

USD
2021	$9,057,275
2022	5,694,244
2023	5,392,405
2024	1,823,140
2025 and after	1,420,181
Total minimum lease payments	23,387,245
Less: Amount representing interest	(3,327,689)
Present value of net minimum lease payments	20,059,556
Current portion	5,186,866
Non-current portion	$14,872,690

	December 31, 2019	June 30, 2020
Current portion of finance lease	$4,066,696	$5,186,866
Current portion of failed sale and lease back	5,512,507	5,482,639
Total current portion of failed sale-lease back and finance lease	9,579,203	10,669,505

Non-current portion for finance lease	16,699,816	14,872,690
Non-current portion for failed sale and lease back	30,036,724	26,954,891
Total non-current portion of failed sale-lease back and finance lease	$46,736,540	$41,827,581

11. OTHER CURRENT LIABILITIES

The Company’s other current liabilities are summarized below:

	December 31, 2019	June 30, 2020
Payables for purchase of property, plant and equipment	$22,810,701	$14,731,665
Interest payable	1,009,090	282,246
Other tax payables	206,591	488,547
Accrued EPC warranty liabilities	183,941	181,314
Other (1)	2,953,012	2,126,448
	$27,163,335	$17,810,220

(1)	Other as of June 30, 2020 mainly includes the payables for the claims, audit fee and other professional service fees.

12. COMMON SHARES

Upon inception, the Company is authorized to issue a maximum of 500,000,000 no par value shares of a single class. As of June 30, 2020, the Company increased its maximum no par value share to 600,000,000.

On October, 2019, the Company issued and sold to Shah Capital Opportunity Fund LP 100,000,000 newly issued common shares at a market price of $0.11 per share, for a total consideration of $11,000,000. The newly issued shares are subject to a 180 days lockup period. Net proceed from the transaction are intended to be used to expand the Company global project development activities. Total issued shares of the Company as of December 2019 was increased from 381,027,002 to 481,027,002.

13. SHARE BASED COMPENSATION

2007 Share Incentive Plan

On September 27, 2007, the Company adopted the ReneSola Ltd 2007 Share Incentive Plan (the “Plan”) that provides for grant of share options, restricted shares and restricted share units to employees in the Plan. A maximum of 7,500,000 authorized but unissued shares of the Company have been reserved and allocated to the Plan, whose shares were subsequently registered and are issuable upon exercise of outstanding options granted under the Plan. The Plan shall be administered by the Compensation Committee of the Board of Directors (the “Committee”). On July 27, 2010, the Company has amended the Plan so as to increase the number of authorized but unissued shares of the Company to 12,500,000 in accordance with the rules of the 2007 Share Incentive Plan.

Except as otherwise noted in the award agreements with the employee or consultant, the options can be exercised within six years from the award date, except for participant’s termination of employment or service. The vesting schedule and the exercise price per share will be determined by the Committee and set forth in the individual award agreement. In the event of any distribution, share split, or recapitalization of the Company, the Committee shall make such proportionate and equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan and (b) the terms and conditions of any outstanding awards. Except as may otherwise be provided in any award agreement, if a change of control occurs and a participant’s awards are not converted, assumed, or replaced by a successor, such awards shall become fully exercisable and all forfeiture restrictions on such awards shall lapse.

Options to Employees

From January to December 2019, the Company granted 5,300,000 share options to certain employees with exercise prices of $0.11 and $0.15. From January to June 2020, there is no new shares granted to employees by the Company.

 Options Modification

On August 8, 2012, the Board of Directors approved an option modification to reduce the exercise price of all the options granted before August 8, 2012 to the then fair market value of the Company’s ordinary shares underlying such options. All other terms of the share options granted remain unchanged. The modification resulted in incremental compensation cost of $774,932, of which $444,373 was recorded during the year ended December 31, 2012. The remaining $330,559 will be amortized over the remaining vesting period of the modified options, ranging from 2013 to 2017.

On March 18, 2014, the Board of Directors approved another option modification to reduce the exercise price of certain options granted between August 8, 2012 and December 31, 2013 to the then fair market value of the Company’s ordinary shares underlying such options. All other terms of the share options granted remain unchanged. The incremental compensation cost resulted from modification was not material.

On January 1, 2018, the Board of Directors approved an option modification to reduce the exercise price of certain options granted on January 1, 2014 to the then fair market value of the Company’s ordinary shares underlying such options. The number of shares, the expected terms were changed from 350,000 to 400,000, from 5 years to 3 years, respectively, other terms of the share option granted remain unchanged. The modification resulted in incremental compensation cost of $30,396, of which $10,132 and $10,132 were recorded during the years ended December 31, 2018 and 2019, respectively. The remaining $10,132 will be amortized in 2020, of which $5,066 has been amortized in June 30, 2020.

On April 1, 2018, the Board of Directors approved another option modification to reduce the exercise price of certain options granted on June 21, 2010, August 24, 2010, August 8, 2012, March 8, 2016 and August 24, 2016 to the then fair market value of the Company’s ordinary shares underlying such options. The expected term was changed from 5 years to 3 years, other terms of the share option granted remain unchanged. The modification resulted in incremental compensation cost of $233,996, of which $58,499 and $58,499 were recorded during the years ended December 31, 2018 and 2019, respectively. The remaining $116,998 will be amortized in 2020 and 2021, the remaining vesting period of the modified options.

The fair value of each option grant, as well as the fair value of option immediately before and after the aforementioned modification, is estimated on the date of grant or modification using the Black-Scholes option pricing model using the assumptions noted below.

	Average risk-free rate of return	Weighted average expected option life	Volatility rate	Dividend yield
Granted in 2019	1.60-1.82%	3.2 years	47.61-57.16%	0%
Granted in June 30, 2020	-	-	-	-

Expected volatilities based on the average of the standard deviation of the daily stock prices of the Company and other selected comparable companies in the same industry. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk-free rate of return is based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

A summary of the option activity is as follows:

	Number of Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding on December 31, 2018	5,460,000	0.36	1.96	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(600,000)	0.74	-	-
Outstanding on June 30, 2019	4,860,000	0.25	1.49	-
Outstanding on December 31, 2019	8,575,000	0.21	2.22	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(25,000)	0.74	-	-
Outstanding on June 30, 2020	8,550,000	0.21	1.75	-
Vested or expected to vest at December 31, 2019	8,460,632	0.21	2.23	-
Exercisable at December 31, 2019	1,341,667	0.39	0.89	-
Vested or expected to vest at June 30, 2020	8,492,816	0.20	1.75	-
Exercisable at June 30, 2020	2,283,333	0.33	0.63	-

The weighted average grant date fair value of options granted during the six months ended June 30, 2019 and 2020 was nil and $0.148 respectively.

Total intrinsic value of options exercised for the six months ended June 30, 2019 and 2020 was nil. As no options were exercised, proceeds were nil for the six months ended June 30, 2019 and 2020, respectively.

Compensation cost of $232,008 and $178,272 has been charged against income for the six months ended June 30, 2019 and 2020, respectively. As of June 30, 2020, there was $500,114 in total unrecognized compensation expense related to unvested options granted under the Plan, which is expected to be recognized over a weighted-average period of 1.8 years.

14. LOSS PER ADS

Basic loss per ADS and diluted loss per ADS have been calculated in accordance with ASC 260 on computation per ADS for the six months ended June 30, 2019 and 2020 as follows:

	Six Months Ended June 30,
	2019	2020
Numerator:
Net income/(loss) from continuing operations	$955,925	$(1,150,365)
Less: Net income attributed to noncontrolling interests	1,207,225	158,466
Total loss attributed to ReneSola Ltd	$(251,300)	(1,308,831)
Denominator:
Weighted-average number of ADS outstanding-basic and diluted	38,081,890	48,081,890
Basic and diluted net loss per ADS attributable to ordinary shareholders	(0.01)	(0.03)

*Each ADS represents 10 common shares

The Company issues ordinary shares to its share depository bank which will be used to settle stock option awards upon their exercise. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company. As of December 31, 2019 and June 30, 2020, there are 208,100 and 208,100 ordinary shares, respectively, are legally issued to the share depository bank but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share.

The following ordinary share equivalents were excluded from the computation of diluted net loss per share for the periods presented because including them would have been anti-dilutive:

	Six Months Ended June 30,
	2019	2020
Share options	4,860,000	8,550,000

15. NON-CONTROLLING INTEREST

On April 27, 2018, the Company subsidiary, ReneSola Investment entered into an investment agreement with Jiashan Yaozhuang Modern Service Industry Comprehensive Development Co., Ltd. (“Jiashan Development”) to increased its registered share capital by accepting investment of RMB200 million ($30.9 million). After the Capital Injection, Jiashan Development owns 40.13% of ReneSola Investment. Net proceeds are used for working capital and capital expenditures to develop and deliver solar energy projects.

On December 31, 2019, the Company subsidiary, RPNC Holdings, LLC received contribution from non-controlling interest holders of subsidiaries, Fayetteville RG Solar, LLC with a consideration of $13.1 million. Net proceeds are used for capital expenditures to construct solar energy projects.

16. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Related party balances

	December 31, 2019	June 30, 2020
Due from ReneSola Singapore (1) and its subsidiaries	$19,107,981	$16,270,428
Allowance for doubtful accounts (2)	(4,308,679)	(4,308,679)
Due from ReneSola Singapore (1) and its subsidiaries, net	14,799,302	11,961,749
Due to ReneSola Singapore (1) and its subsidiaries	17,546,934	14,756,138

Due to related party balances, net	$2,747,632	$2,794,389

(b) Related party transactions

For the six month ended June 30, 2019 and 2020, related party transactions with ReneSola Singapore Pte., Ltd and its subsidiaries were as follows:

	Six Months Ended June 30,
	2019	2020
Purchase of modules from	$2,534,750	$-
Rendering of service to	834,875	2,115,243
Borrowing from (3)	793,269	10,000

(1)	The balances due from ReneSola Singapore and its subsidiaries were mainly rendering service to them. The balances due to ReneSola Singapore and its subsidiaries were mainly modules, raw materials that the Company purchased from them and borrowings from them.

(2)	Allowances for doubtful accounts represented long-aging receivable balances from ReneSola Singapore Pte., Ltd and its subsidiaries which the Company deemed there was a credit risk of such balances.

(3)	It represented the borrowings under a loan agreement between the Company (“borrower”) and ReneSola Singapore (the “lender”). The lender grants to the borrower a loan in the principal amount of up to US$200 million with annual interest rate of 1%. There is no fixed repayment schedule of this loan.

17. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

As of June 30, 2020, future minimum payments required under the operating lease are:

USD
2021	$1,970,330
2022	2,846,017
2023	1,182,095
2024	2,148,268
2025 and later	32,145,255
Total minimum lease payments	40,291,965
Less: Amount representing interest	(18,607,674)
Present value of net minimum lease payments	$21,684,291
Current portion	481,912
Non-current portion	21,202,379

(b) Legal matters

The Company is a party to legal matters and claims in the normal course of its operations. While the Company believes that the ultimate outcome of these matters will not have a material adverse effect on its financial position, results of operations or cash flows, the outcome of these matters is not determinable with certainty and negative outcomes may adversely affect the Company.

18. SEGMENT REPORTING

The solar power projects segment was formed in 2015, and involves solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

The Company separated the solar power project segment into three reportable segments, including solar power project development, EPC services and electricity generation revenue. Ancillary revenues and expenses and other unallocated costs and expenses are recorded in other.

The chief operating decision maker is the chief executive officer of the Company.

The Company only reports the segment information of net revenue and gross profit, to conform to the information the chief operating decision maker receives to assess the financial performance and allocate resources. There are no differences between the measurements of the Company’s reportable segment’s gross profit and the Company’s consolidated gross profit, as the Company uses the same profit measurement for all of the reportable segments and the consolidated entity. Furthermore, the Company’s chief operating decision maker is not provided with asset information by segment. As such, no asset information by segment is presented.

The following table summarizes the Company’s revenues generated from each segment:

	Six Months Ended June 30, 2019
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$12,219,879	$14,264,328	$68,978	$71,896	$26,625,081
Gross profit/(loss)	$2,101,340	$8,790,553	$(51,313)	$14,112	$10,854,692

	Six Months Ended June 30, 2020
	Solar power project development	Electricity generation revenue	EPC services	Other	Total
Net revenue	$34,771,785	$12,203,952	$-	$375,943	$47,351,680
Gross profit	$2,512,985	$6,106,229	$-	$174,965	$8,794,179

The following table summarizes the Company’s revenues generated by the geographic location of customers:

	Six Months Ended June 30,
	2019	2020
China	$13,028,505	$8,922,345
United States	8,712,104	2,397,358
Romania	1,017,232	2,584,497
United Kingdom	3,466,144	363,303
France	401,096	4,957
Poland	-	164,971
Hungary	-	17,397,319
Canada	-	15,516,930
Total	$26,625,081	$47,351,680

19. SUBSEQUENT EVENTS

On July 30, 2020, the Board of Directors resolved to approve the Company to authorized issue and sell from time to time securities having an aggregate initial offering price of US$100 million, and further resolved that the Company to authorized the issuance, offer and sale (“the offering”) of up to US$5 million of equity securities of the Company through a sales agent by any method that is deemed an “at the market offering” as defined in Rule 415 promulgated under the U.S Securities Act of 1993.

On September 23, 2020, the Company entered into securities purchase agreements with several institutional investors for the purchase and sale of 2,500,000 American Depositary Shares (ADSs), each representing ten (10) ordinary shares, at a purchase price of $2.00 per ADS, in a registered direct offering. The gross proceeds from the registered direct offering are expected to be approximately $5.0 million before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds for expanding new solar project pipeline and general working capital need.

On October 12, 2020, the Company entered into securities purchase agreements with several institutional investors for the purchase and sale of 1,538,462 American Depositary Shares (ADSs), each representing ten (10) ordinary shares, at a purchase price of $3.25 per ADS, in a registered direct offering. The gross proceeds from the registered direct offering are expected to be approximately $5.0 million before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds for expanding new solar project pipeline and general working capital need.